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Austrian

28 September 2009

Ad-hoc Release

Austrian Airlines AG: Information about a change in voting rights pursuant to § 93 Austrian Stock Exchange Act

Austrian Airlines AG announces that it was informed by ÖLH Österreichische Luftverkehrs-Holding-GmbH that the latter had exceeded the 90 per cent threshold in respect to its voting rights in Austrian Airlines. On 22 September 2009, Österreichische Luftverkehrs-Holding-GmbH (ÖLH) acquired 7,598,368 shares in Austrian Airlines. Accordingly, it now owns a total of 81,184,657 shares, which corresponds to a shareholding of 92.11% (rounded to two decimal places) of the total issued share capital in Austrian Airlines (or 95.40% of the voting rights when taking account of the treasury shares).

For further information:

Investor Relations: Thomas Krammer, Tel.: +43 (0) 5 1766 - 13311, Fax: +43 (0) 5 1766 - 13899, e-mail: thomas.krammer@austrian.com

Corporate Communications AUSTRIAN AIRLINES GROUP: Martin HEHEMANN / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN; Tel: +43 (0) 51766 11231, martin.hehemann@austrian.com, patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com;

Owner, Editor, Distributor: Austrian Airlines AG, Corporate Communications public.relations@austrian.com.
Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

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